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[LOGO]
                                  EXHIBIT 99.1


                  ILOG REPORTS RECORD RESULTS IN FOURTH QUARTER


PARIS, FRANCE, AND MOUNTAIN VIEW, CALIF. - Aug. 1, 2000 - ILOG S.A. (NASDAQ:
ILOG and EURO.NM: ILOG), the world's leading provider of software components, today reported revenues of $20.9 million and income from operations of $1.8 million, compared to revenues of $16.8 million and income of $0.2 million in the previous year's fourth quarter. The company posted earnings per share of $0.10 on 18.5 million shares, compared to $0.01 on 14.3 million shares in the previous year's fourth quarter.

For fiscal year 2000, ILOG's revenues were $71.3 million, compared to $63.7 million in the prior year. Income from operations for the year was $1.0 million, compared to a loss of $3.2 million in the previous year, after $2.5 million in one-time charges. Earnings per share for the year were $0.07 per share on 17.9 million shares, compared to a loss of $0.23 per share on 14.0 million shares in the prior year.

"The new structure, strategies and products we've been putting into place over the past year paid off well in our fourth quarter," explained ILOG chief executive officer Pierre Haren. "We benefited as an infrastructure provider for e-business players of both the old and new economy. Our business in telecommunications and transportation was strong, and we signed a record number of 29 new ISVs during the quarter.

"I am very pleased by our 41% license revenue growth over the equivalent quarter a year ago. We achieved this growth despite the fact that deployment-related royalty revenues from some of our strategic ISVs -- notably SAP, Siebel and BEA Systems - isn't expected to start flowing until later in fiscal 2001," said Haren.


E-BUSINESS EXPANSION; STRENGTH IN CORE BUSINESSES
ILOG experienced growth within the e-business sector, where products such as the new ILOG JRules 3.0 business rule engine are enabling superior capabilities for web personalization and other critical functions. For example, companies like Annuncio and others are embedding ILOG products for highly personalized e-merchandising solutions. Fifteen new ISV and end user contracts were signed in the e-business arena, across the e-commerce, finance, travel, insurance and healthcare sectors.

In traditional ILOG strongholds including telecommunications and transportation, there was strong demand during the quarter for the company's products. ILOG's telecom division signed up 26 new customers during the quarter, reinforcing the company's leadership in GUI components for network management. Besides a major win with a significant UK vendor in the network management space, ILOG continued its penetration into the high-growth U.S. optical networking sector. Among U.S. telecom companies, demand for ILOG's Java products is particularly strong.


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ILOG also had notable success with transportation customers in Europe, including expanded business with SNCF (French national railway), Federal Express and Fabricom, a Belgium-based manufacturer of luggage handling solutions. Some key transportation players in the United States also added to ILOG's success in that market.

There were encouraging signs during the quarter that the Y2K-impacted supply chain management segment is starting to recover. Besides the commencement of significant royalty revenues from Oracle, other positive developments during the quarter included five new agreements with European ISVs and repeat business with key American ISVs.

"We are pleased with the progress demonstrated in Q4," noted Haren. "We believe we have the right products, strategies and executive team for continued success. In particular, I am very pleased to welcome to the executive team Jean-Francois Abramatic, chairman of the World Wide Web Consortium, who is joining us as senior vice president of research and development." (See today's separate news announcement).


ABOUT ILOG
Dually headquartered in Paris and Mountain View, Calif., ILOG is the world's leading supplier of software components. Founded in 1987, ILOG offers embeddable optimization, visualization and business rule components that dramatically shorten the development time of enterprise applications in the supply chain, telecommunications, transportation and financial services industries. ILOG already has a significant market share for its optimization software and is playing an active role in the emergence of the e-business software components market. Visit www.ilog.com for additional information.

FORWARD-LOOKING INFORMATION
This release contains "forward-looking" information within the meaning of the United States Securities laws that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, without limitation, the evolution, growth and profitability of the e-business and supply chain and other software markets, the success of the company's ISV strategy, the economic, political and currency risks associated with the company's European, North American and Asian operations, the timing and seasonality of significant revenues, and those risks and uncertainties mentioned under "Risk Factors" in the company's form 20-F for the year ended June 30, 1999, which is on file with the United States Securities and Exchange Commission.



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                                    ILOG S.A.
                CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                          Three Months Ended                Year Ended
                                                       --------------------------    --------------------------
                                                         JUNE 30      JUNE 30          JUNE 30      JUNE 30
                                                         -------      -------          -------      -------
                                                           2000         1999            2000         1999
                                                           ----         ----            -----        ----
Revenues:
  License fees                                          $  14,541    $  10,322        $  46,776  $   38,657
  Services                                                  6,333        6,512           24,519      25,066
                                                       ----------   ----------       ----------  ----------
     Total revenues                                        20,874       16,834           71,295      63,723
                                                       ----------   ----------       ----------  ----------

Cost of revenues
  License fees                                                159          447            1,065       1,149
  Services                                                  3,464        3,378           13,090      14,429
                                                       ----------   ----------       ----------  ----------
     Total cost of revenues                                 3,623        3,825           14,155      15,578
                                                       ----------   ----------       ----------  ----------

Gross profit                                               17,251       13,009           57,140      48,145
                                                       ----------   ----------       ----------  ----------

Operating expenses
  Marketing and selling                                    10,739        8,366           35,625      31,531
  Research and development                                  2,886        2,531           12,195       9,835
  General and administrative                                1,754        1,839            8,115       7,435
  Nouveau Marche  expenses                                      -            -                -         466
  Write-off of acquired intangibles                            66           62              253       2,032
                                                       ----------   ----------       ----------  ----------
    Total operating expenses                               15,445       12,798           56,188      51,299
                                                       ----------   ----------       ----------  ----------

Income (loss) from operations                               1,806          211              952      (3,154)
Net interest income (expense) and other                       629          117              794         114
                                                       ----------   ----------       ----------  ----------
Income (loss) before taxation                               2,435          328            1,746      (3,040)
Income taxes                                                  504          116              566         130
                                                       ----------   ----------       ----------  ----------

Net income (loss) after taxation                        $   1,931    $     212        $   1,180  $   (3,170)
                                                       ----------   ----------       ----------  -----------

Net loss per share - basic                              $    0.13    $    0.02        $    0.08   $   (0.23)
                  - fully diluted                       $    0.10    $    0.01        $    0.07   $   (0.23)

Share and share equivalents used
  in per share calculations         - basic                15,297       14,096           14,628      13,999
                                    - fully diluted        18,523       14,330           17,855      13,999



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                                    ILOG S.A.
                CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
                                 (IN THOUSANDS)


                                                                                JUNE 30       JUNE 30
                                                                                -------       -------
                                                                                  2000         1999
                                                                                  ----         ----
           ASSETS
           Current assets
             Cash and cash equivalents                                         $   20,316   $   21,532
             Accounts receivable                                                   23,393       14,839
             Other receivables and prepaid expenses                                 4,770        4,106
                                                                              -----------  -----------
                Total current assets                                               48,479       40,477

           Property and equipment-net and other assets                              4,258        4,529
                                                                              -----------  -----------

                Total assets                                                   $   52,737   $   45,006
                                                                              -----------  -----------

           LIABILITIES AND SHAREHOLDERS' EQUITY
           Current Liabilities
             Accounts payable and accrued expenses                             $   15,937   $   12,796
             Current debt                                                           3,627        3,531
             Deferred revenue                                                       7,034        6,775
                                                                              -----------  -----------
                Total current liabilities                                          26,598       23,102

           Long-term portion of debt                                                2,057        3,879
                                                                              -----------  -----------
                Total liabilities                                                  28,655       26,981
                                                                              -----------  -----------

           Shareholders' equity
              Paid-in capital                                                      68,565       62,424
                                                                                  (44,483)     (44,399)
                                                                              ------------ -----------
              Accumulated deficit and currency translation adjustment
                Total shareholders' equity                                         24,082       18,025
                                                                              -----------  -----------

                Total liabilities and shareholders' equity                     $   52,737   $   45,006
                                                                              -----------  -----------




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DISCUSSION OF FINANCIAL HIGHLIGHTS
REVENUES AND GROSS MARGIN
Revenues in the June quarter grew by 24%, with license revenues increasing by 41% and services revenues decreasing by 3% over the same quarter in the preceding year. The quarter's revenue growth predominated in North America, where revenues grew by 50% over the preceding year's figure, reflecting the relative strength of the U.S. software industry. ILOG's revenues for the fiscal year grew by 12%, with license revenues increasing by 21% and services revenues decreasing by 2% over fiscal 1999. Greater ease of use of the company's more recent products and Y2K delays were factors in the leveling of consulting revenues during the year. Overall gross margin for the quarter was 83%, compared to 77% for the same period in the preceding year; for fiscal 2000, it was 80%, compared to 76% in fiscal 1999, reflecting the growth of high-margin license revenues during the year. For the fourth quarter, license fees were 70% of revenues compared to 61% for the same period in the preceding year; for fiscal 2000 the figure was 66%, compared to 61% in fiscal 1999.

OPERATING EXPENSES
Marketing and selling expenses for the quarter increased by 28% over the same period in the prior year and increased by 13% in fiscal 2000 over 1999, and is consistent with the revenue growth of 24% and 12% of the respective periods.

Research and development expenses for the quarter, net of government funding, increased by 14% over the same period in the prior year, and went up 24% for fiscal 2000 over fiscal 1999, which reflects headcount and compensation growth of R&D staff during the year. Government research and development funding in the quarter was $0.5 million compared to $0.2 million for the same period in the preceding year. The 2000 fiscal year funding amount was $0.9 million compared to $0.7 million in the prior year.

General and administrative expenses for the quarter decreased by 5% over the same period in the prior year, and increased by 9% in fiscal 2000 over 1999. The decrease in general and administrative expenses in the quarter reflects some bad debt recovery combined with organizational stability. The increase in fiscal 2000 over 1999 reflects certain one-time legal and financial advisory services.

OTHER INCOME (EXPENSE)
Net interest and other income (expense) for the quarter and year increased to $0.6 million from $0.1 million and to $0.8 million from $0.1 million, respectively, reflecting the realization of currency exchange gains consequent from the weakness of the Euro.

INCOME TAXES
Income tax expense in the quarter increased to $0.5 million from $0.1 million in the prior year and increased for fiscal 2000 increased to $0.6 million compared to $0.1 million in 1999 due to the exhaustion of tax loss carry forwards at certain of the company's sales subsidiaries.

BALANCE SHEET
Cash on June 30, 2000 increased to $20.3 million from $19.0 million at March 31, 2000, reflecting working capital changes during the quarter. Days sales outstanding of receivables


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increased to 101 days on June 30, 2000 from 99 days at March 31, 2000, due to a greater concentration of revenues at the end of the quarter. Deferred revenues were stable at $7.0 million on June 30 compared to $7.2 million on March 31, 2000.

Fixed assets and other assets during the quarter were unchanged at $4.3 million on June 30 and March 31, 2000. Long-term debt during the quarter remained level at $2.1 million. Shareholders' equity increased to $24.1 million on June 30, 2000 from $21.0 million at March 31, 2000, reflecting the net profit for the quarter, increases in paid-in capital derived from stock option exercises and currency adjustments.


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RESULTS AND PRESS RELEASE FOR FRENCH SHAREHOLDERS
A translation of this press release in the French language and with the financial statements expressed in French francs is also available.

ILOG is a registered trademark of ILOG. All other product and company names are trademarks or registered trademarks of their respective owners.

Contact Information
Roger Friedberger, ILOG                               Taylor Rafferty Associates
(650) 567-8115 (USA)                                  (212) 889-4350 (USA)
+33-1-49083574 (Europe)                               +44-207 936-0400 (Europe)